Filed Pursuant to Rule 433
Registration Statement No.  333-261476

AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately one year, if not called earlier
Market Measure	An equally weighted basket comprised of two ETFs which are the SPDR® Gold Shares (Bloomberg symbol: “GLD”) and the iShares® Silver Trust (Bloomberg symbol: “SLV”).
Automatic Call	The notes will be called automatically if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The value of the Market Measure on any Observation Date
Observation Dates	Approximately six, nine and twelve months from the pricing date
Call Level	100.00% of the Starting Value
Call Amounts
[$10.650 to $10.700] if called on the first Observation Date, [$10.975 to $11.050] if called on the second Observation Date and [$11.300 to $11.400] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity	If the notes are not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal amount at risk
Threshold Value	100.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Observation Level of the Market Measure on at least one of the Observation Dates will be equal to or greater than the Call Level and, in that case, are willing to have their notes called. This investment is also designed for investors who are willing to accept that their return on their investment will be capped at the applicable Call Premium, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000114036124019680/ef20026750_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Changes in the price of one of the Basket Components may be offset by changes in the price of the other Basket Component.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	If called, your return on the notes is limited to the applicable Call Premium.
•
You will have no rights of a holder of the Basket Components or the commodities held by the Basket Components, and you will not be entitled to receive any securities or other distributions by the Basket Components, any shares of the Basket Components or the commodities held by the Basket Components.

•	There are liquidity and management risks associated with the Basket Components.
•
The performance of a Basket Component may not correlate with the performance of the applicable commodity held by such Basket Component as well as the net asset value per share of such Basket Component, especially during periods of market volatility when the liquidity and the market price of such Basket Component and/or the applicable commodity held by such Basket Component may be adversely affected, sometimes materially.

•	If the liquidity of the commodities held by the Basket Components is limited, the value of the Basket Components and, therefore, the return on the notes would likely be impaired.
•	Suspension or disruptions of market trading in the commodities held by the Basket Components may adversely affect the value of your notes.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
•	The prices of the Basket Components will be influenced by the prices of the underlying commodities held by each, which may change unpredictably and affect the value of the notes in unforeseeable ways.
•	The Basket Components are each concentrated in a single commodity.
•	Changes in the methodology used to calculate the gold or silver spot price or changes in laws or regulations, which affect the price of gold or silver, may affect the value of the notes.
•	The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the gold or silver spot price.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.